 QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934

NATIONAL COMPUTER SYSTEMS, INC.
(Name of Subject Company)

NATIONAL COMPUTER SYSTEMS, INC.
(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.03 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

635519101
(CUSIP Number of Class of Securities)

JOHN W. FENTON, JR.
11000 PRAIRIE LAKES DRIVE
EDEN PRAIRIE, MINNESOTA 54344
(952) 829-3000
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

JAY L. SWANSON, ESQ.
DORSEY & WHITNEY LLP
220 SOUTH SIXTH STREET
MINNEAPOLIS, MINNESOTA 55402
(612) 340-2763

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

    The name of the subject company is National Computer Systems, Inc., a Minnesota corporation (the "Company"). The address of the principal offices of the Company is 11000 Prairie Lakes Drive, Eden Prairie, Minnesota 54344. The telephone number of the Company at its principal executive offices is (952) 829-3000.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with all Exhibits and Annexes hereto, the "Statement") relates is the Common Stock, par value $0.03 per share, of the Company (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to that Second Amended and Restated Rights Agreement dated as of December 8, 1998, between the Company and Norwest Bank Minnesota, N.A., as amended through the date hereof. As of July 31, 2000, there were 32,770,239 Shares outstanding.

Item 2.  Identity and Background of Filing Person.

    The name, business address and business telephone number of the filing person are set forth in Item 1 above. The filing person is the subject company.

    This Statement relates to the tender offer by PN Acquisition Subsidiary Inc. (the "Purchaser"), a Minnesota corporation and a wholly owned indirect subsidiary of Pearson plc, a public limited company registered in England and Wales ("Parent"), to purchase all of the outstanding Shares at a purchase price of $73.00 per share, net to the seller in cash without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated August 7, 2000 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by the Purchaser with the Securities and Exchange Commission on August 7, 2000.

    The Offer is being made in accordance with the Agreement and Plan of Merger dated as of July 30, 2000 (as amended by Amendment No. 1 thereto dated August 4, 2000) among Parent, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, the Purchaser will be merged with and into the Company (the "Merger") in accordance with the Minnesota Business Corporation Act (the "MBCA"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned indirect subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Parent or the Purchaser, and shares with respect to which dissenters' rights of appraisal have been exercised pursuant to the MBCA) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration").

    The Schedule TO states that the principal offices of the Purchaser are located c/o Pearson Education, Inc. at One Lake Street, Upper Saddle River, New Jersey 07458, and that the principal offices of Parent are located at 3 Burlington Gardens, London W1X 1LE.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

    Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company and its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the Purchaser or the Purchaser's executive officers, directors or affiliates.

  The Merger Agreement

    The summary of the Merger Agreement and the statement of the conditions of the Offer contained in Sections 12 and 14, respectively, of the Purchaser's Offer to Purchase dated August 7, 2000, which is filed as Exhibit (a)(1)(A) to the Schedule TO and which is being mailed to shareholders together with this Statement, are incorporated herein by reference. The summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

  Effects of the Offer and the Merger Under Company Stock Plans and Agreements Between the Company and its Executive Officers

    Certain members of the Company's management, including the Company's Chief Executive Officer, who is also a member of the Company's Board of Directors (the "Board"), have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company shareholders generally, as described in the following paragraphs. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

    Severance Agreement.  Russell A. Gullotti, Chairman of the Board, President and Chief Executive Officer of the Company, is a party to a Severance Agreement (as amended to date, the "Severance Agreement") with the Company. Under the Severance Agreement, Mr. Gullotti is entitled to certain benefits if his employment with the Company is involuntarily terminated or if he voluntarily terminates his employment after the occurrence of certain severance events. A severance event occurs in the event of a Change in Control (as defined below) of the Company resulting in an involuntary change in Mr. Gullotti's responsibilities or an infringement on his ability to perform the roles of Chairman of the Board and Chief Executive Officer. Other severance events include (a) the assignment of duties inconsistent with the duties of Chairman and Chief Executive Officer of the Company, (b) a reduction in base salary or the manner of determining his annual management incentive bonus, (c) a relocation not agreed to by Mr. Gullotti or (d) a substantial reduction in benefits or perquisites or other material change in the terms of his employment.

    The principal benefits payable to Mr. Gullotti under the Severance Agreement are (i) continued payment of Mr. Gullotti's base salary for two years following termination, (ii) continued provision of insurance fringe benefits and perquisites for such two-year period and (iii) a lump sum payment equal to twice the amount payable to Mr. Gullotti under any incentive compensation plan in which Mr. Gullotti participates at the time of his termination of employment (assuming that the Company has met its "target" financial goals and objectives). The Severance Agreement provides that, if separation payments thereunder, either alone or together with payments under any other plan of the Company, would constitute a "parachute payment" as defined in the Internal Revenue Code, as amended (the "Code"), and subject Mr. Gullotti to the excise tax imposed by Section 4999 of the Code, the Company will pay that tax and any taxes on that payment (a "Tax Gross-Up Payment"). Other benefits provided for under the Severance Agreement have been waived by Mr. Gullotti in exchange for certain benefits to be received that are described below under the caption "— Stock Options and Phantom Stock Awards."

    For purposes of the Severance Agreement and the Change in Control Agreements described below, a "Change in Control" means (i) a public announcement that any person has become the beneficial owner of more than 15% of the outstanding shares of Common Stock (unless approved by the Board), (ii) a public announcement that any person has become the beneficial owner of more than 50% of the outstanding shares of Common Stock (regardless of whether or not approved by the Board), (iii) the commencement of a tender offer by any person if, upon consummation thereof, such person would beneficially own more than 15% of the outstanding shares of Common Stock, (iv) the Company becoming a party to a merger, consolidation or exchange agreement with any person in which the surviving entity would not have as its directors at least 60% of the directors holding office prior to the consummation of the merger, consolidation or exchange and would not have at least 60% of the outstanding shares of Common Stock owned by shareholders of the Company prior to the Change in Control or (v) a sale or disposition of all or substantially all of the assets of the Company or the dissolution of the Company.

    In the event Mr. Gullotti's employment with the Company is terminated after completion of the Offer in circumstances that require the benefits to be paid under the Severance Agreement, the approximate amount payable to him would be $4.4 million, without regard to any Tax Gross-Up Payment.

    In addition to the Severance Agreement, Mr. Gullotti is a party to an agreement with the Company under which he and his spouse will receive certain medical and hospital benefits from the Company in the event of a change in control from the date of the change in control until June 1, 2007. Under this agreement, the costs of providing such benefits shall be borne by the Company, except that Mr. Gullotti and his spouse shall contribute to such costs in an amount equal to the amount that is required to be paid by active regular full-time executive employees for such medical and hospitalization coverage. Also, under this agreement, Mr. Gullotti will receive a lump sum payment of $510,633 following his retirement in lieu of benefits payable under a Supplemental Executive Retirement Agreement with the Company.

    Change in Control Agreements.  Clive M. Hay-Smith, President, International, Michael A. Morache, President, Education Software and Services, David W. Smith, President, Assessments and Testing, Jeffrey W. Taylor, Vice President and Chief Financial Officer, and certain other officers of the Company are each a party to a Change in Control Agreement (collectively and as amended to date, the "Change in Control Agreements") with the Company.

    Benefits are payable under the Change in Control Agreements only if a Change in Control has occurred and within two years thereafter the officer's employment is terminated involuntarily without cause or voluntarily by the officer for reasons such as a diminution in responsibilities, demotion, relocation, loss of benefits or other adverse change. The principal benefits to be provided to officers under the Change in Control Agreements are (i) payment of a lump sum payment equal to two years' compensation (base salary and incentive compensation) and (ii) continued life, accident and health insurance benefits for a two-year period following termination of employment. The officers are also entitled to a Tax Gross-Up Payment, if applicable. Other benefits provided for under the Change in Control Agreements have been waived by the officers who are parties to such agreements in exchange for certain benefits to be received that are described below under the caption "— Stock Options and Phantom Stock Awards."

    In the event that the employment of any of Messrs. Hay-Smith, Morache, Smith and Taylor with the Company is terminated after completion of the Offer in circumstances that require benefits to be paid under the Change in Control Agreements, the approximate amounts payable to each executive officer (not including the value that is attributable to the continuation of certain insurance and health benefits) under the Change in Control Agreements would be as follows: Mr. Hay-Smith, $1.4 million; Mr. Morache, $1.6 million; Mr. Smith, $1.6 million; and Mr. Taylor, $1.5 million, in each case, without regard to any Tax Gross-Up Payment. Aggregate payments to all of the Company's executive officers under the Change in Control Agreements, including those identified above (12 individuals), would total approximately $13.3 million, without regard to any Tax Gross-Up Payment.

    Stock Options and Phantom Stock Awards.  The Merger Agreement provides that each outstanding stock option issued by the Company to acquire Common Stock (including stock options held by officers and nonemployee directors of the Company), whether vested or unvested, will be cancelled, and the option holder will be entitled to receive an amount equal to the excess of the Merger Consideration over the exercise price, multiplied by the number of shares of Common Stock underlying the option, less applicable withholding taxes. If the option holder elects, this cancellation and payment will occur upon consummation of the Offer. Otherwise, it will occur upon consummation of the Merger. The Merger Agreement also provides that each phantom stock award granted on March 2, 1998 under the Company's 1997 Long-Term Incentive Plan will be cancelled upon consummation of the Merger in exchange for a payment equal to the product of (i) the number of phantom shares so awarded and (ii) $38.125, less applicable withholding taxes. In addition, the Merger Agreement provides that the remaining unpaid portion of phantom stock awards made under such plan on March 3, 1997 will be paid immediately after the Effective Time (rather than in 2001). No cash payments will be made directly or indirectly in respect of any phantom stock award granted after March 2, 1998. The amounts that would be payable due to the cash out of the stock options and phantom stock awards described above (before deductions for withholding taxes) are as follows: Mr. Gullotti, $18.8 million; Mr. Hay-Smith, $8.3 million; Mr. Morache, $6.9 million; Mr. Smith, $7.3 million; and Mr. Taylor, $7.5 million; and all executive officers, including the foregoing (13 individuals), $72.5 million.

    Employee Stock Ownership Plan.  With respect to the Company's Employee Stock Ownership Plan (the "ESOP"), the accounts of all employees will be fully vested as of the Effective Time. The number of shares in ESOP accounts, the vesting of which would be accelerated as a result of the completion of the Merger, are as follows: Mr. Gullotti, none; Mr. Hay-Smith, none; Mr. Morache, 148 shares; Mr. Smith, none; Mr. Taylor, none; and all executive officers, including Mr. Morache (13 individuals), 420 shares.

    Supplemental Deferred Compensation Plan.  The Company maintains a supplemental deferred compensation plan (the "Supplemental Plan") in which Messrs. Gullotti and Morache are the only executive officer participants. Under the terms of the Supplemental Plan, for a period of two years following a change in control, Messrs. Gullotti and Morache may terminate from the Supplemental Plan, at which time the amounts accrued under such plan will be paid out to them. The amounts accrued under the Supplemental Plan to Mr. Gullotti and Mr. Morache are $334,900 and $102,600, respectively.

Item 4.  The Solicitation or Recommendation.

  Recommendation of the Board of Directors

    At a meeting held on July 28, 2000, the Board determined that the Offer and the Merger are fair to and in the best interests of the Company and its shareholders. At this meeting, the Board approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  Background of the Offer; Contacts with Parent

    On May 4, 2000, Russell A. Gullotti, Chairman of the Board, President and Chief Executive Officer of the Company, met with Peter Jovanovich, Chairman and Chief Executive Officer of Pearson Education, Inc., a wholly owned indirect subsidiary of Parent ("Pearson Education"), at the Company's offices in Eden Prairie, Minnesota to discuss a full range of possible strategic alliances between the Company and Pearson Education, including a possible business combination.

    On May 23, 2000, the Company and Pearson Education entered into a confidentiality agreement.

    On May 26, 2000, Mr. Gullotti and other representatives of the Company met with Mr. Jovanovich and other representatives of Pearson Education at the Company's offices in Eden Prairie, Minnesota to further discuss strategic alliances between the two companies, including the possibility of the Company and Pearson Education jointly selling assessment and curriculum products to school districts.

    From May 27, 2000 to June 14, 2000, various telephone conferences between Mr. Gullotti and Mr. Jovanovich were held regarding possible alliances between the Company and Pearson Education.

    On June 14, 2000, the Company and Pearson Education entered into a confidentiality and standstill agreement.

    On June 15, 2000, representatives of the Company and Pearson Education met at the Company's offices in Mesa, Arizona again to discuss possible strategic alliances between the Company and Pearson Education.

    On June 19, 2000, Mr. Gullotti and Jeffrey W. Taylor, Vice President and Chief Financial Officer of the Company, met with Mr. Jovanovich, John Makinson, Finance Director of Parent, and Douglas Kubach, Chief Technology Officer of Pearson Education, in Bloomington, Minnesota. At the meeting, the parties discussed the Company's business, operations and growth potential. The parties also explored strategic alternatives involving the companies, including a possible merger of the Company and Pearson Education.

    On June 27, 2000, the Board held a special meeting by telephone conference. At this meeting, Mr. Gullotti reviewed the Company's discussions with Parent and Pearson Education regarding a possible business combination between the Company and Parent.

    From July 7, 2000 through July 11, 2000, Mr. Gullotti and Marjorie Scardino, Chief Executive Officer of Parent, had various telephone conferences discussing a possible business combination between the Company and Parent and the preliminary terms of such a transaction.

    On July 12, 2000, the Board held a special meeting by telephone conference, in which the Company's management and legal and financial advisors participated, to discuss the possible acquisition of the Company by Parent and the preliminary terms of such a transaction. Representatives of Dorsey & Whitney LLP, the Company's outside legal counsel, reviewed the Board's fiduciary duties in connection with a sale of the Company. In considering how to achieve the highest price for the Company, the Board took into account discussions Mr. Gullotti had had with selected third parties regarding a possible business combination with the Company. Although one company in the information services industry had expressed interest in acquiring the Company, the Board concluded that a transaction with such company could not be completed within an acceptable time period and presented significant risks relating to antitust approvals. The Board determined not to pursue a public sale process because such a process risked serious damage to the Company's business and organization with no guarantee that a price would be achieved that was higher than the price offered by Parent. The Board also ruled out a private sale process involving a number of potential acquirers because of the disruption to the Company's business and operations and the difficulty in maintaining confidentiality in such a situation. Instead, the Board authorized management to pursue discussions with Parent.

    From July 12, 2000 to July 17, 2000, Mr. Gullotti and Ms. Scardino continued to have telephone discussions regarding a possible business combination and the terms thereof. On July 14, 2000, Mr. Gullotti and Ms. Scardino reached a preliminary understanding on a possible purchase price of $73.00 per Share and certain other material terms of the transaction. The $73.00 per Share price exceeded the price range initially proposed by Parent.

    On July 15, 2000, Mr. Gullotti and Ms. Scardino met in person in Bluffton, South Carolina to discuss the proposed business combination further.

    From July 17, 2000 to July 21, 2000, members of the Company's management, including various business unit heads of the Company, and representatives of the Company's financial advisor met with Ms. Scardino, Mr. Makinson, Mr. Jovanovich, David Bell (one of Parent's directors) and other representatives of Parent and their advisors in Minneapolis, Minnesota and engaged in various telephone conversations to review the Company's business plans and its business and operations and to discuss outstanding issues in the transaction (including employee and severance issues). Also, during this period and continuing through July 30, 2000, Parent and its advisors conducted legal, business and financial due diligence with respect to the Company.

    On July 17, 2000, Parent's legal advisors provided a draft of the Merger Agreement to the Company and its advisors. Between July 17, 2000, and July 21, 2000, the Company's and Parent's respective legal advisors began negotiating the Merger Agreement.

    On July 20, 2000, Parent and the Company executed an exclusivity agreement pursuant to which, subject to certain exceptions, the Company agreed to refrain from negotiating a business combination with any party other than Parent until August 2, 2000.

    The Company, Parent and their respective advisors continued negotiation of the Merger Agreement between July 22, 2000 and July 30, 2000.

    On July 26, 2000, the Board held a special meeting by telephone conference to discuss the status of negotiations between the Company and Parent regarding the proposed business combination.

    On July 27, 2000, Parent's Board of Directors approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, subject to the satisfactory finalization of the Merger Agreement.

    On July 28, 2000, at a special meeting, the Company Board unanimously approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, subject to finalization of the Merger Agreement. The Company's legal and financial advisors attended the meeting. At the meeting, representatives of Dorsey & Whitney LLP made presentations to the Board regarding the terms of the Merger Agreement and the Board's fiduciary duties under applicable law. Also at such meeting, Salomon Smith Barney Inc. ("Salomon Smith Barney") reviewed with the Company Board its financial analysis of the consideration payable in the Offer and the Merger and rendered to the Company Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated July 30, 2000, the date of the Merger Agreement) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $73.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders.

    On July 30, 2000, the Company, Parent and the Purchaser executed the Merger Agreement.

    On July 31, 2000, each of the Company and Parent issued a press release in the United States announcing the execution of the Merger Agreement.

    On August 4, 2000, the Company, Parent and the Purchaser executed Amendment No. 1 to the Merger Agreement.

    On August 7, 2000, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

    During the Offer, the Company intends to have ongoing contacts with Parent and the Purchaser and their directors, officers and shareholders.

  Reasons for Recommendation of the Board of Directors

    In reaching its recommendations described above in this Item 4, the Board considered a number of factors, including the following:

    Company Financial Results and Prospects.  The Board considered the current and historical results of operations of the Company, as well as the prospects and strategic objectives of the Company. The Board also considered the current and expected conditions in the information services industry in which the Company operates. In particular, the Board focused on the Company's current growth projections and competition in the Company's industry, particularly from large companies with greater resources than the Company. The Board also considered the consolidation currently occurring in the education services market. Although the Board believes that the Company would have been likely to achieve increases in revenues and net income during the next few years, the Board recognized that there were risks to such projected growth and determined that the combination with Parent would give the Company additional momentum in its marketplace and provide significant operating synergies.

    Transaction Financial Terms; Premium To Market Price.  The Board concluded that the transactions contemplated by the Merger Agreement would result in an outstanding return to the Company's shareholders. The $73.00 Offer represents a 25.6% premium over the $58.13 closing price of the Shares on the Nasdaq National Market on July 28, 2000 (the last trading day prior to the execution of the Merger Agreement), a 43.0% premium over the $51.04 average closing price for the 30-day trading period ending on July 28, 2000 and a 25.6% premium over the all-time high closing price of the Shares of $58.13. The

Board concluded that the $73.00 price fully reflects the Company's prospects for growth and future performance. The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to continued investment in the Common Stock. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

    Strategic Alternatives.  The Board considered the strategic alternatives available to the Company, including the possibilities of relying on continued internal growth as well as undertaking significant acquisitions while remaining an independent public company. The Board concluded that one or more significant acquisitions would be necessary in order for the Company to maintain its market position and achieve necessary revenue growth levels. The Board also considered the risks that such acquisitions could be concluded on terms favorable to the Company. The Board concluded that the cash price to be received by shareholders in the Offer and the Merger fairly compensated the Company's shareholders for relinquishing the opportunity to share in the potential benefit of any such acquisition.

    Opinion of the Company's Financial Advisor.  The Board considered the financial presentation of Salomon Smith Barney, including its opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the $73.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and its affiliates). The full text of Salomon Smith Barney's opinion dated July 30, 2000, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney, is attached hereto as Annex A and incorporated herein by reference. Salomon Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the $73.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Shares pursuant to the Offer or as to any other matter relating to the Offer or the Merger. Holders of Shares are urged to read such opinion carefully in its entirety.

    Timing Of Completion.  The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which should allow shareholders to receive the transaction consideration earlier than in an alternative form of transaction. The Board also took into account the fact that in the Merger the remaining shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer.

    Limited Conditions To Consummation.  The Board considered that the Purchaser's obligation to consummate the Offer and the Merger is subject to a limited number of conditions, with no financing condition. The Board also considered the likelihood of obtaining required regulatory approvals for this transaction.

    Alternative Transactions.  The Board considered the fact that, although the Company did not request that Salomon Smith Barney generally solicit third-party indications of interest in a possible acquisition of the Company, at the Company's request, Salomon Smith Barney did have discussions with selected third parties regarding a possible business combination with the Company. The Board also considered the fact that Mr. Gullotti had had general discussions with companies other than Parent (and more detailed discussions with one such Company) regarding a possible acquisition of the Company over a period of several months prior to July 20, 2000. In addition, the Board knew that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may, in certain situations, engage in discussions or negotiations with, and may furnish non-public information to, a third party that makes a non-solicited acquisition proposal. In addition, the Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into such a superior transaction involving the Company if the Company pays Parent a $98 million termination fee. The Board considered that these provisions of the Merger Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of the

Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement.

    Potential Conflicts Of Interest.  The Board considered the interests of certain Company executives in the Offer and the Merger (see Item 3—"Effects of the Offer and the Merger Under Company Stock Plans and Agreements Between the Company and its Executive Officers").

    The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

  Intent of Certain Persons to Tender Their Shares

    After reasonable inquiry and to the best of the Company's knowledge, each executive officer and director of the Company currently intends to tender all Shares which such person holds of record or beneficially owns to the Purchaser in the Offer, unless such person would incur liability under Section 16(b) of the Securities Exchange Act of 1934 as a result of the tender.

Item 5.  Persons/Assets Retained, Employed, Compensated or Used.

    The Company has retained Salomon Smith Barney to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Salomon Smith Barney's engagement, the Company has agreed to pay Salomon Smith Barney for its financial advisory services an aggregate fee equal to 0.4% of the total consideration, including liabilities assumed, payable in the Offer and the Merger. The Company also has agreed to reimburse Salomon Smith Barney for reasonable travel and other reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Salomon Smith Barney and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Salomon Smith Barney's engagement. Salomon Smith Barney has in the past provided services to the Company and Parent unrelated to the Offer and the Merger, for which services Salomon Smith Barney has received compensation. In the ordinary course of business, Salomon Smith Barney and its affiliates (including Citigroup Inc. and its affiliates) may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

    No person has been directly or indirectly employed or retained, or is to be compensated, by the Company to make solicitations or recommendations in connection with the transactions contemplated by the Merger Agreement.

Item 6.  Interest in Securities of the Subject Company.

    During the 60 days preceding the date of this Statement, neither the Company nor, to the Company's knowledge, any executive officer, director, affiliate or subsidiary of the Company effected any transactions in the Company's Common Stock, except as follows:

Name and Title	Date of Transaction	Number of Shares	Price per Share	Type of Transaction
David C. Cox	7/18/00	2,000	$7.13	Exercise of stock option
Director	7/18/00	2,000	7.50	Exercise of stock option
	7/18/00	2,000	8.00	Exercise of stock option
	7/18/00	2,000	6.25	Exercise of stock option
	7/18/00	2,000	9.00	Exercise of stock option
	7/18/00	2,000	12.00	Exercise of stock option
Russell A. Gullotti	6/8/00	(20,000)	48.50	Open market sale
Chairman of the Board, President, Chief Executive Officer, and Director
John E. Steuri	7/18/00	2,000	12.00	Exercise of stock option
Director	7/18/00	5,000	13.13	Exercise of stock option
	7/18/00	3,000	21.50	Exercise of stock option
	7/18/00	3,500	32.56	Exercise of stock option
Robert C. Bowen	7/5/00	8,000	9.00	Exercise of stock option
Vice President	7/5/00	(1,475)	48.81	Payment of option exercise price or tax liability by withholding of shares
	7/5/00	6,400	12.00	Exercise of stock option
	7/5/00	(1,573)	48.81	Payment of option exercise price or tax liability by withholding of shares
	7/5/00	30,000	12.25	Exercise of stock option
	7/5/00	(15,351)	48.81	Payment of option exercise price or tax liability by withholding of shares
	7/5/00	13,200	13.13	Exercise of stock option
	7/5/00	(6,398)	48.81	Payment of option exercise price or tax liability by withholding of shares
	7/5/00	4,799	21.50	Exercise of stock option
	7/5/00	(3,046)	48.81	Payment of option exercise price or tax liability by withholding of shares
	7/5/00	2,400	32.56	Exercise of stock option
	7/5/00	(1,877)	48.81	Payment of option exercise price or tax liability by withholding of shares
Michael C. Brewer	6/29/00	(12,667)	50.00	Open market sale
Vice President
Michael A. Morache	6/29/00	(100)	50.50	Open market sale
Vice President	7/7/00	(6,400)	50.56	Open market sale
David W. Smith	7/14/00	2,800	9.00	Exercise of stock option
Vice President	7/14/00	(477)	52.81	Payment of option exercise price or tax liability by withholding of shares
Adrienne T. Tietz	6/22/00	10,000	9.00	Exercise of stock option
Vice President	6/22/00	(1,884)	47.75	Payment of option exercise price or tax liability by withholding of shares

Item 7.  Purposes of the Transaction and Plans or Proposals.

    The Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    There are no transactions, Board resolutions, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.  Additional Information.

  Minnesota Business Corporation Act

    Under the MBCA, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under Minnesota law, a significantly longer period of time will be required to effect the Merger. It is anticipated that the Purchaser and Parent would vote all of the Shares owned by them in favor of the adoption of the Merger Agreement, so shareholder approval of the Merger is assured if the Offer is completed.

  Regulatory Approvals

    United States Antitrust Law. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") applicable to the Offer, the acquisition of Shares under the Offer may be consummated after the expiration of a 15-calendar day waiting period commenced by the filing by Parent of a Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. Parent has filed such Notification and Report Form on August 2, 2000. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information from Parent concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act is a condition to the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

    The Merger will not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

    German Antitrust Law. Pursuant to the Gesetz gegen Wettbewerbsbeschrankungen (the Act Against Restraints of Competition), Parent and the Company are required to submit a premerger notification to the German Federal Cartel Office (the "FCO"). The initial waiting period applicable to the purchase of Shares pursuant to the Offer is one month unless the FCO extends the waiting period if it determines that additional review is required. If such a determination is made, the waiting period may be extended for a period of up to four months (such period to commence from the day following the filing date of the premerger notification). If the FCO concludes that the acquisition will lead to the creation or strengthening of a market dominating position, the acquisition will be prohibited unless the parties agree to remedy the adverse competitive impact identified by the FCO. The FCO may approve the Purchaser's acquisition of the Shares pursuant to the Offer prior to the expiration of the initial one-month waiting period. There can be no assurance, however, that the initial one-month waiting period will be terminated early. Shares will not be accepted for payment or paid for pursuant to the Offer until the conditions to the Offer, including the expiration of this waiting period, are satisfied or waived by the Purchaser by the expiration date of the Offer.

    Other Foreign Laws. Parent and the Company and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. Parent, the Purchaser and the Company are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable.

    The Purchaser is not required to purchase any Shares in the Offer if, immediately before the expiration of the Offer, there is pending or formally threatened in writing any suit, action or proceeding by any governmental entity which, among other things, (i) challenges the acquisition of Shares in the Offer, seeks to restrain or prohibit completion of the Offer or the Merger, or seeks to place limitations on the ownership of Shares by the Purchaser or Parent, (ii) seeks to prohibit or limit the ownership or operation by the Company or Parent and their respective subsidiaries of any material portion of the business or assets of the Company and Parent and their respective subsidiaries taken as a whole, or to compel the Company or Parent and their respective subsidiaries to dispose of or hold separate any material portion of their business or assets as a result of the Offer or the Merger, or (iii) seeks to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company and or Parent and their subsidiaries taken as a whole.

  The Purchaser's Designation of Persons to be Elected to the Company's Board of Directors

    The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected or appointed to the Board other than at a meeting of the Company's shareholders.

  Certain Projected Financial Data for the Company

    In connection with its strategic and financial planning efforts, the Company has prepared certain projected financial data (the "Projections") for the fiscal years 2000, 2001, 2002 and 2003 (which will end on February 3, 2001, February 2, 2002, February 1, 2003 and January 31, 2004, respectively.) The Company does not publicly disclose projections, and the Projections were not prepared with a view to public disclosure. The Projections (with amounts in millions) are set forth below:

	Fiscal Year 2000	Fiscal Year 2001	Fiscal Year 2002	Fiscal Year 2003
Revenue	$752.0	$855.0	$1,000.0	$1,200.0
Operating Income	84.3	102.5	122.3	145.0

    The Projections were not prepared in compliance with published guidelines of the Securities and Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information or generally accepted accounting principles. The Company's certified public accountants have not examined or compiled any of the Projections or expressed any conclusion or provided any form of assurance with respect to the Projections and, accordingly, assume no responsibility for the Projections. The Projections were not approved by the Board. The Projections are included herein to give the Company's shareholders access to information that was not publicly available and that the Company provided to Parent.

    The Projections are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those statements and should be read with caution. The Projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the Projections are based upon a variety of estimates and hypothetical assumptions made by management of the Company with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Company, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made in preparing the Projections will prove accurate, and actual results may be materially greater or less than those contained in the Projections. In addition, the Projections do not take into account any of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. These events may cause actual results to materially differ from the Projections.

    For these reasons, as well as the uncertainty of the assumptions on which the Projections were compiled, the inclusion of such Projections herein should not be regarded as an indication that the Company, Parent, the Purchaser or any of their respective affiliates or representatives considers such information to be an accurate prediction of future events, and the Projections should not be relied on as such a prediction. None of such persons assumes any responsibility for the reasonableness, completeness, accuracy or reliability of such Projections. No party nor any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the Projections, and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even in the event that any or all of the assumptions are shown to be in error.

Item 9.  Exhibits.

    The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Offer to Purchase dated August 7, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of the Purchaser filed on August 7, 2000).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of the Purchaser filed on August 7, 2000).
(a)(3)	Letter to Shareholders of the Company dated August 7, 2000.*
(a)(4)	Opinion of Salomon Smith Barney Inc. dated July 30, 2000 (included as Annex A hereto).*
(a)(5)	Press Release issued by the Company on July 31, 2000 (incorporated by reference to the Schedule 14D-9(c) of the Company filed on July 31, 2000).
(a)(6)	Sections 12 and 14 of the Offer to Purchase dated August 7, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of the Purchaser filed on August 7, 2000).
(e)(1)	Agreement and Plan of Merger dated as of July 30, 2000 among Parent, the Purchaser and the Company and Amendment No. 1 thereto dated August 4, 2000 (incorporated by reference to Exhibits (d)(1) and (d)(2) to the Schedule TO of the Purchaser filed on August 7, 2000).
(e)(2)	Confidentiality Agreement dated June 14, 2000, between Pearson Education, Inc. and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of the Purchaser filed on August 7, 2000).
(e)(3)	Information Statement of the Company dated August 7, 2000 (included as Annex B hereto).*

*
Included with the Statement mailed to shareholders.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2000.	NATIONAL COMPUTER SYSTEMS, INC.
	By	/s/ JEFFREY W. TAYLOR

Jeffrey W. Taylor Vice President and Chief Financial Officer

ANNEX A

    [LETTERHEAD OF SALOMON SMITH BARNEY INC.]

July 30, 2000

The Board of Directors
National Computers Systems, Inc.
11000 Prairie Lakes Drive
Minneapolis, Minnesota 55344

Members of the Board:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of National Computers Systems, Inc. ("NCS") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of July 30, 2000 (the "Merger Agreement"), among Pearson plc ("Pearson"), a wholly owned subsidiary of Pearson ("Sub"), and NCS. As more fully described in the Merger Agreement, (i) Pearson will cause Sub to commence a tender offer to purchase all outstanding shares of the common stock, par value $0.03 per share, of NCS ("NCS Common Stock") at a purchase price of $73.00 per share, net to the seller in cash without interest (the "Cash Consideration" and, such tender offer, the "Tender Offer") and (ii) subsequent to the Tender Offer, Sub will be merged with and into NCS (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of NCS Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

    In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of NCS and certain senior officers and other representatives and advisors of Pearson concerning the business, operations and prospects of NCS. We examined certain publicly available business and financial information relating to NCS as well as certain financial forecasts and other information and data for NCS which were provided to or otherwise discussed with us by management of NCS. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of NCS Common Stock; the historical and projected earnings and other operating data of NCS; and the capitalization and financial condition of NCS. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of NCS. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

    In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of NCS that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of NCS as to the future financial performance of NCS. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NCS nor have we made any physical inspection of the properties or assets of NCS. In connection with our engagement, we held discussions, at the request of NCS, with selected third parties regarding a possible business combination or similar transaction with NCS, but we were not requested to, and we did not, solicit generally third party indications of interest in the possible acquisition of all or a part of NCS. We express no view as to, and our opinion

A-1

does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for NCS or the effect of any other transaction in which NCS might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

    Salomon Smith Barney Inc. has acted as financial advisor to NCS in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee in connection with the delivery of this opinion. We have in the past provided services to NCS and Pearson unrelated to the proposed Transaction, for which services we have received compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of NCS and Pearson for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with NCS, Pearson and their respective affiliates.

    Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of NCS in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of NCS Common Stock in the Tender Offer or how such stockholder should vote on any matters relating to the proposed Transaction.

    Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of NCS Common Stock (other than Pearson and its affiliates) is fair, from a financial point of view, to such holders.

                      Very truly yours,
                      /s/                       SALOMON SMITH BARNEY INC.
                      SALOMON SMITH BARNEY INC.

A-2

ANNEX B

NATIONAL COMPUTER SYSTEMS, INC.
11000 Prairie Lakes Drive
Eden Prairie, Minnesota 55344

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
AND RULE 14f-1 THEREUNDER

    This Information Statement is being mailed on or about August 7, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of National Computer Systems, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by PN Acquisition Subsidiary Inc. (the "Purchaser"), a Minnesota corporation and an indirect wholly owned subsidiary of Pearson plc, a public limited company registered in England and Wales ("Parent"), to a majority of seats on the Board of Directors of the Company (the "Board"). On July 30, 2000, the Company entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 thereto dated August 4, 2000, the "Merger Agreement") with Parent and the Purchaser pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $0.03 per share, including the associated preferred stock purchase rights, of the Company (collectively, the "Shares"), at a price per share of $73.00, net to the seller in cash without interest, subject to the terms and conditions set forth in the Purchaser's Offer to Purchase, dated August 7, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by the Purchaser with the Securities and Exchange Commission (the "Commission") on August 7, 2000.

    The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, the Purchaser will be merged with and into the Company (the "Merger") in accordance with the Minnesota Business Corporation Act (the "MBCA"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Parent or the Purchaser and shares with respect to which dissenters' rights of appraisal have been exercised pursuant to the MBCA) will be converted into the right to receive the amount in cash per Share paid pursuant to the Offer.

    The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on August 7, 2000 and which is being mailed to shareholders of the Company along with this Information Statement.

    This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, the Purchaser or the Purchaser Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on August 7, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, September 7, 2000, unless the Purchaser extends it.

GENERAL

    The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the shareholders of the Company. Each share of Common Stock is entitled to one vote on matters voted upon by shareholders. As of the close of business on July 31, 2000, there were 32,770,239 shares of Common Stock outstanding. To the Company's knowledge, Parent and the Purchaser own no shares of Common Stock as of the date hereof.

RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

    The information contained herein concerning the Purchaser Designees (as defined below) has been furnished to the Company by Parent and the Purchaser. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information.

    The Merger Agreement provides that promptly upon the purchase and payment for any Shares by the Purchaser pursuant to the Offer, the Purchaser shall be entitled to designate that number of directors on the Company's Board (the "Purchaser Designees") that will give the Purchaser representation on the Board equal to that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the Board (giving effect to the directors so designated by the Purchaser) multiplied by (ii) a fraction, the numerator of which is the number of Shares so purchased by the Purchaser and the denominator of which is the number of Shares outstanding. This right is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

    In connection with the foregoing, the Merger Agreement requires the Company, at the option of the Purchaser, either to increase the size of the Board or to obtain the resignation of such number of its current directors as is necessary to enable the Purchaser Designees to be elected or appointed to the Board as provided above. In either event, the Merger Agreement requires the Company to cause the Purchaser Designees to be so elected or appointed to the Board.

    Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, until the Effective Time there will be at least three members of the Board who were directors on the date of the Merger Agreement and who are not officers of the Company or representatives of any affiliates of the Company.

    The Purchaser Designees will be selected by the Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Purchaser Designees currently is a director of, or holds any positions with, the Company. The Purchaser and Parent have advised the Company that, to the best of their knowledge, none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between the Purchaser, Parent and the Company that have been described in the Schedule TO or the Statement.

    The name, age, present principal occupation or employment, five-year employment history and other public company directorships of each of the individuals who may be selected as Purchaser Designees are set forth below:

Name and Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
David Bell (53)	Director of Parent since March 1996. Chairman of the Financial Times Group, and Chief Executive of the Financial Times since 1993. Parent's Director for People since July 1998, with responsibility for the recruitment, motivation, development and reward of employees. Also Chairman of The Millennium Bridge Trust and a director of Zev Research plc, Recoletos Compania Editorial S.A. and VITEC Group plc.
Robert Dancy (59)	Senior Vice President and General Counsel of Pearson Education, Inc., a subsidiary of Parent ("Pearson Education"), since November 1998. Prior to such time, Vice President and General Counsel for Addison Wesley Longman, Inc. from February 1995 to November 1998.
Philip Hoffman (42)	President of Pearson Inc., a subsidiary of Parent, since January 1999. Since June 2000, has also served as Chief Executive Officer of Learning Network. Prior to such time, Executive Vice President, Chief Financial and Administrative Officer of Penguin Group from January 1997 to December 1998. Also Vice President of Finance at Pearson Inc. until December 1996.
Peter Jovanovich (51)	Chief Executive Officer of Pearson Education since 1998. Also, Chairman and Chief Executive Officer of Addison Wesley Longman, Inc. since 1997. Prior to such time, President of McGraw-Hill's Educational and Professional Publishing Group from 1995 to 1997, and its Chairman in 1997. Also a director of the Association of American Publishers Alfred Harcourt Foundation.
Douglas Kubach (43)	Chief Technology Officer of Pearson Education since June 2000. Prior to such time, Senior Vice President, Technology and Multimedia at McGraw-Hill, Inc. from April 1994 to May 2000.
John LaVacca (46)	Executive Vice President and Chief Financial Officer of Pearson Education.
John Makinson (45)	Finance Director of Parent since March 1996. Also a member of Parent's Treasury Committee. Prior to such time, Managing Director of the Financial Times from 1994 to 1996. Prior to such time, founded and managed the investor relations firm of Makinson Cowell. Also a non-executive director of George Weston Limited in Canada. Also a director of MarketWatch.com, Inc., RTL Group plc, International Rescue Committee and Data Broadcasting Corporation.
Reuben Mark (61)	Non-executive director of Parent since 1988 and member of Parent's Audit and Personnel committees. Chief Executive of the Colgate Palmolive Company since 1983, and Chairman of the Board of such company since 1986. Also a director of Citigroup Inc. and Time Warner Inc.

Gary Rinck (48)	General Counsel of Parent since July 2000. Prior to such time, Of Counsel at the London office of the law firm Morrison & Foerster LLP from January 1999 until June 2000. Also Chief Executive Officer at Dyson Limited from May 1999 until September 1999. Prior to such time, partner in the London office of Morrison & Foerster LLP from September 1984 until July 1999.
Marjorie Scardino (53)	Chief Executive and director of Parent since January 1997. Prior to such time, President of North American Operations of The Economist Group from 1985 to 1993, and Chief Executive Officers of such Company from 1993 until January 1997. Prior to such time, trained and practiced as a lawyer for nine years from 1976 to 1985, and published a weekly newspaper in the United States from 1978 to 1985. Also a director of America Online Inc., ConAgra Inc., Public Radio International, RTL Group plc and Recoletos Compania Editorial S.A.

OWNERSHIP OF COMMON STOCK BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

    The following table sets forth information as of July 31, 2000, with respect to the beneficial ownership of the Company's Common Stock by (i) each director of the Company, (ii) each of the Chief Executive Officer and the other four most highly compensated executive officers of the Company (the "Named Executive Officers"), (iii) all directors and executive officers of the Company as a group, and (iv) the only person who, to the best of the Company's knowledge, beneficially owns more than five percent of any class of the Company's voting securities. Except as otherwise indicated, persons listed below have sole voting and investment power with respect to all shares held by them, except to the extent such power may be shared with a spouse.

	Amount and Nature of Beneficial Ownership		Percent of Class
DIRECTORS
William J. Cadogan	3,500	(1)	*
David C. Cox	43,474	(1)	*
Rudolph F. Crew	-0-
Delores M. Etter	3,000	(1)	*
Russell A. Gullotti (Chief Executive Officer)	290,681	(2)	*
Jean B. Keffeler	27,139	(1)	*
John J. Rando	4,644	(1)	*
Stephen G. Shank	30,845	(1)	*
John E. Steuri	34,348	(1)	*
NAMED EXECUTIVE OFFICERS
Clive M. Hay-Smith	73,122	(3)	*
Michael A. Morache	70,585	(4)	*
David W. Smith	108,521	(5)	*
Jeffrey W. Taylor	99,146	(6)	*
DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP
(21 persons, including those named above)	1,114,422	(7)	3.4%
PRINCIPAL SHAREHOLDER
Kopp Investment Advisers, Inc. 7701 France Avenue South Edina, MN 55435	3,750,992	(8)	11.4%

*
Less than 1%.

(1)
The shares listed for Mr. Cadogan, Mr. Cox, Dr. Etter, Ms. Keffeler, and Mr. Shank include 3,500, 11,500, 3,000, 17,500 and 23,500 shares, respectively, which may be acquired within 60 days upon exercise of outstanding stock options. The shares listed for Mr. Cox, Ms. Keffeler, Mr. Rando, Mr. Shank and Mr. Steuri also include 3,574, 1,709, 444, 2,693 and 3,748 shares, respectively, accrued pursuant to the Company's Directors' Deferred Compensation Plan. This plan became effective February 1, 1997, and allows directors to defer payment of fees until future dates with payout to be in the form of cash or Company Common Stock.

(2)
The shares listed for Mr. Gullotti include 67,000 shares which may be acquired within 60 days upon the exercise of outstanding stock options and 1,308 shares allocated to him pursuant to the Company's Employee Stock Ownership Plan (the "ESOP").

(3)
The shares listed for Mr. Hay-Smith include 56,300 shares that may be acquired within 60 days upon exercise of outstanding options.

(4)
The shares listed for Mr. Morache include 742 shares allocated to him pursuant to the ESOP and 41,097 shares that may be acquired within 60 days upon exercise of outstanding options.

(5)
The shares listed for Mr. Smith include 2,997 shares allocated to him pursuant to the ESOP and 48,360 shares that may be acquired within 60 days upon exercise of outstanding options.

(6)
The shares listed for Mr. Taylor include 2,761 shares allocated to him pursuant to the ESOP and 49,500 shares that may be acquired within 60 days upon exercise of outstanding options.

(7)
Includes 20,092 shares allocated pursuant to the ESOP and 405,658 shares that may be acquired within 60 days upon exercise of outstanding options.

(8)
Kopp Investment Advisers, Inc. is a wholly owned subsidiary of Kopp Holding Company, which is wholly owned by LeRoy C. Kopp. Kopp Investment Advisers, Inc. has sole voting power with respect to 501,300 shares, sole investment power with respect to 207,000 shares, and shared investment power with respect to 3,042,692 shares.

BOARD OF DIRECTORS

    Members of the Company's Board are elected at the annual meeting of the Company's shareholders. The name, age, present principal occupation or employment, five-year employment history, and other public company directorships of each current director of the Company are set forth below:

Name and Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
William J. Cadogan (52)	Chairman of the Board, President and Chief Executive Officer of ADC Telecommunications, Inc. (manufacturer, marketer and distributor of broadband telecommunications equipment) for more than five years. Also a director of ADC Telecommunications, Inc., Pentair, Inc. and Ceridian Corporation.
David C. Cox (63)	Retired since March 1998. Prior to such time, President and Chief Executive Officer of Cowles Media Company (now McClatchy Newspapers, Inc.) for more than five years. Also a director of ReliaStar Financial Corp. and Tennant Company.
Rudolph F. Crew (49)	Executive Director, Institute for K-12 Leadership, University of Washington, since February 2000. Prior to such time, Chancellor of New York Public Schools from October 1995 to January 2000 and Superintendent of Schools, Tacoma School District No. 10 in Tacoma, Washington from July 1993 to October 1995.
Delores M. Etter (52)	Deputy Under Secretary of Defense for Science and Technology, U.S. Department of Defense, since June 1998. Prior to such time, Professor of Electrical and Computer Engineering, University of Colorado, Boulder for more than five years.
Russell A. Gullotti (58)	Chairman of the Board, President and Chief Executive Officer of the Company for more than five years. Also a director of GenRad, Inc. and MTS Systems Corporation.
Jean B. Keffeler (54)	Private investor since 1995 and business and management consultant since March 1991. Prior to such time, held various executive positions in the corporate and public sectors. Also a director of four investment companies advised by American Express Financial Corporation.
John J. Rando (49)	Chairman of the Board of @Stake, Inc. (information technology consulting) and ecora.com (information technology knowledge management) since January 2000. Also, Partner and Advisor of NewcoGen Group, LLC since November 1999. Prior to such time, Senior Vice President and Group General Manager of Compaq Computer Corporation from June 1998 to July 1999, and previously Senior Vice President and Group General Manager of Digital Equipment Corporation for more than five years. Also a director of Banyan Systems Incorporated and Yankee Energy Systems, Inc.
Stephen G. Shank (56)	Chairman of the Board, President and Chief Executive Officer of Capella Education Company (accredited on-line university) since September 1998. Prior to such time, President and Chief Executive Officer of Capella Education Company for more than five years. Also a director of Polaris Industries, Inc.

John E. Steuri (61)	Chairman of Advanced Thermal Technologies, Inc. (commercial air quality and dehumidification systems) since December 1996. Prior to June 1996, Chairman and Chief Executive Officer of ALLTEL Information Services, Inc. (information processing management, outsourcing services and application software) for more than five years. Also a director of Superior Financial Corporation and a trustee of Northwestern Mutual Life Insurance Company.

Board Committees

    The Board has established an Audit Committee, a Compensation Committee, and a Governance Committee.

    The Audit Committee reviews the audited financial statements of the Company with the Company's independent auditors and the Company's accounting and reporting practices. The current members of the Audit Committee are Rudolph F. Crew, Delores M. Etter, Jean B. Keffeler, and Stephen G. Shank. During the fiscal year ended January 29, 2000 ("fiscal 1999"), the Audit Committee held four meetings.

    The Compensation Committee determines compensation to be paid to senior executive officers of the Company and personnel processes and programs. The current members of the Compensation Committee are William J. Cadogan, David C. Cox, John J. Rando, and John E. Steuri. During fiscal 1999, the Compensation Committee held four meetings.

    The Governance Committee assesses Board effectiveness, recommends the slate of Board nominees, recommends candidates to fill Board vacancies and recommends corporate governance policies and practices. The current members of the Governance Committee are David C. Cox, Stephen G. Shank, and John E. Steuri. During fiscal 1999, the Governance Committee held two meetings.

Board Meetings

    The Board held five meetings during fiscal 1999. During fiscal 1999, each director attended 75% or more of all Board meetings and meetings of Board committees on which each served, except Mr. Cadogan attended three of five Board meetings and Mr. Cox attended one of two Governance Committee meetings.

Board Compensation and Transactions

    Outside directors of the Company receive fees of $3,000 per quarter ($3,750 for Committee Chairpersons) and participation fees of $1,250 for each Board meeting attended. A fee of $750 is paid for any Committee meeting held on any day other than a scheduled Board meeting day.

    The Company has a Non-Employee Director Stock Option Plan under which each director who is not an employee of the Company is automatically granted, each time that he or she is elected or reelected as a director of the Company by the shareholders, an option to acquire 3,500 shares of Common Stock. During fiscal 1999, all non-employee directors as a group were granted options to purchase 21,000 shares at a per share option exercise price of $32.56. During fiscal 1999, 30,000 shares were exercised at an average exercise price of $7.15.

    Mr. Shank is Chairman of the Board, President, Chief Executive Officer and a director of and owns a 24% equity interest in, Capella Education Company ("Capella"). In September 1997, Capella acquired Aprisa Multimedia, Inc. ("Aprisa"), a company in which the Company owned a minority equity interest. As consideration for the purchase of the Company's Aprisa shares, Capella issued Class C Preferred Stock of Capella, with a redemption value of $165,000, to the Company. In June 1998, the Company acquired 1,022,222 shares (19% of voting shares outstanding) of Class D Convertible Preferred Shares of Capella for $4,600,000.

EXECUTIVE OFFICERS

    The age and business experience of Russell A. Gullotti, the President and Chief Executive Officer of the Company, are set forth under the caption "Board of Directors" above. The names, ages and business experience of the other executive officers of the Company as of July 31, 2000 are as follows:

Name and Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Robert C. Bowen (58)	Senior Vice President of the Company for more than five years.
Michael C. Brewer (53)	Vice President and General Counsel of the Company for more than five years.
John M. Curtis (43)	Vice President of the Company since September 1999. Prior to such time, Senior Vice President of Dyncorp Information and Engineering Technology (information technology and technical services) for more than five years.
John W. Fenton, Jr. (60)	Secretary-Treasurer of the Company for more than five years.
Simon N. Garneau (53)	Vice President of the Company since June 1999. Prior to such time, self-employed business consultant from January 1998 to June 1999. Previously, President and Chief Executive Officer of ISI Systems, Inc. (computer software and services) for more than five years.
Clive M. Hay-Smith (42)	Vice President of the Company for more than five years.
Robert C. Hickcox (47)	Vice President of the Company since February 1997 and Director of Methods and Tools of the Company from April 1995 to February 1997. Prior to such time, Manager, Tools and Systems with Digital Equipment Corporation (computer manufacturing and services) for more than five years.
Gary L. Martini (50)	Vice President of the Company since August 1997. Prior to such time, President of Martini & Associates (organizational development consulting) for more than five years.
Michael A. Morache (49)	Vice President of the Company since May 1996; Vice President of Unisys Corporation (information management company) from September 1995 to May 1996. Previously, Senior Vice President of ALLTEL Information Services, Inc. (information processing management, outsourcing services and application software) for more than five years.
David W. Smith (56)	Vice President of the Company for more than five years.
Jeffrey W. Taylor (47)	Vice President and Chief Financial Officer of the Company for more than five years.
Adrienne T. Tietz (54)	Vice President of the Company for more than five years.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's directors, executive officers, and persons who own more than ten percent of the Company's Common Stock to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company during fiscal 1999, all executive officers, directors and greater than ten percent beneficial owners complied with all applicable Section 16(a) filing requirements.

EXECUTIVE COMPENSATION

Compensation Committee Report on Executive Compensation for Fiscal 1999

  Overview and Philosophy

    The Compensation Committee of the Board (the "Compensation Committee") is composed entirely of outside directors who review the Company's executive compensation processes and programs. They approve and make recommendations with regard to those processes and programs. In addition, the Compensation Committee determines on an annual basis the compensation to be paid to the Chief Executive Officer and the other senior executive officers of the Company. The Compensation Committee has access to outside consultants and independent compensation data.

    The objectives of the Company's executive compensation program are to:

  •
  Support the goal of increasing stockholder value,

  •
  Provide compensation that will attract, motivate and retain superior talent and reward performance, and

  •
  Align each executive officer's interests with the success of the Company by making a portion of compensation dependent on business unit and/or corporate revenue and earnings growth.

    The executive compensation program is designed to provide an overall level of compensation opportunity that is competitive with comparably-sized companies nationwide. National compensation survey data is obtained from four major management consulting firms and industry associations. One survey utilized consists of information regarding companies in the computer, electronics, communications, software and related services industries. Other surveys consist of data from companies of comparable size in a variety of industries. Actual total compensation levels for senior executive officers may be greater or less than average competitive levels in surveyed companies based on annual and long-term Company performance as well as individual performance. The Compensation Committee uses its discretion to set executive compensation where, in its judgment, external, internal or an individual's circumstances warrant it.

  Executive Officer Compensation Program

    The Company's executive officer compensation program is comprised of base salary; annual cash incentive compensation; long-term incentive compensation in the form of stock options and performance-based cash awards; and other various benefits including 401(k), supplemental deferred compensation and health benefits.

    Base Salary.  Base salary levels for the Company's executive officers are viewed as one part of a comprehensive annual cash compensation program and are set relative to other comparable companies as described above. Generally, it is intended that base salary levels will result in annual cash compensation in the 50th to 75th percentile of amounts paid for similar job functions at comparable companies nationwide. In determining salaries, the Compensation Committee also takes into account individual experience, job responsibility, performance and any other issues relevant to the Company.

    Performance Based Incentive Compensation.  The Management Incentive Plan ("MIP") is the Company's annual incentive program for executive officers and key senior managers. The purpose of the Plan is to provide direct financial incentives in the form of annual cash bonuses based on the achievement of the Company's financial goals, business units' goals and individual achievement goals. Threshold, target and maximum goals for Company and business unit performance are set at the beginning of the year with 70% of individual bonus amounts based on achieving corporate or business unit revenue and earnings goals and 30% based on achievement of pre-defined personal goals. Generally, it is intended that achievement of the target goals will result in annual bonus compensation in the 50th to 75th percentile of amounts paid for comparable job functions at the other companies as described above. The Compensation Committee also gives consideration to issues which it deems specific to the Company. During fiscal 1999, bonuses were accrued under the MIP for the Company's executive officers based on achievement of corporate and business unit revenue and earnings goals and personal goals. In addition to cash bonuses paid under the MIP, the Compensation Committee may grant discretionary one-time cash bonuses when specific individual performance significantly exceeds established performance goals. In fiscal 1999, the Company did not grant any of these one-time bonuses to the executive officers named in the Summary Compensation Table below.

    Stock Option and Long-Term Incentive Programs.  The Company's stock option plans and its Long-Term Incentive Plan ("L-TIP") are the Company's extended term incentive programs for executive officers. The objectives of the plans are to promote the long-term interests of the Company by enhancing its ability to attract, motivate and retain its key executives and increase their identification with the long-term interests of Company shareholders through cash and stock ownership incentives based on long-term financial performance. The stock option plans and the long-term incentive program enable executives to develop and maintain a significant, long-term stock ownership position in the Company's Common Stock to help ensure an on-going alignment with shareholder interests.

    The Company's stock option plans are administered by the Compensation Committee. Stock options for executive officers are granted annually at option prices equal to the fair market value of the Company's Common Stock on the date of grant. The options granted have 63 and 120 month terms and vest at the rate of 20% after 12, 24, 36, 48 and 60 months. The option amounts to be granted to executive officers are determined using relevant compensation survey data, consideration of the value of the Company's Common Stock and the total number of shares and option shares outstanding, competitive employment factors and performance of the individual.

    Under the L-TIP awards made in fiscal 1999, stock options for executive officers were granted at option prices equal to the fair market value of the Company's Common Stock on the date of grant. The options granted have 72-month terms and vest 100% in August 2004. Full or partial vesting may be accelerated if prescribed cumulative total earnings per share ("EPS") amounts during the three fiscal years ending February 2, 2002 are achieved. Based on EPS results, the number of option shares subject to accelerated vesting is determined. The result is then modified by a factor of 80% to 120% depending on the average of the last trade price of Common Stock as reported by The Nasdaq Stock Market® for each day during the 20 business days beginning the day following the public release of the Company's financial results for the fiscal year ending February 2, 2002. The total calculated number of option shares cannot exceed the number of stock options awarded.

    In fiscal 1999, the executive officers were also granted conditional cash bonus awards under the L-TIP. These awards included two elements: an annual component and a long-term component. The annual cash compensation component was based on achievement of prescribed minimum EPS for the fiscal year ending January 29, 2000. If the annual prescribed minimum EPS amount had not been achieved, the annual cash bonus would have been lost. For the year ending January 29, 2000, the annual EPS goal was achieved, and a cash bonus payment equal to 10% of base salary was made subsequent to year-end. The long-term component (which is in the form of a phantom stock award) provides for a cash bonus payment when the formula for the three fiscal years ending February 2, 2002 would result in the calculated number of option shares to be in excess of 100% of the stock options granted. To determine the amount of the bonus, the excess number of shares is multiplied by the difference between the average last trade price for the 20 business days described in the preceding paragraph and the fair market value on the date of grant of the award.

    The L-TIP awards were granted to eligible executive officers based on compensation survey data, anticipated growth in the value of the Company's Common Stock and competitive employment factors at the time of award. Vesting in the shares awarded and the cash awards are contingent on continued employment.

    Benefits.  The Company provides various employee benefit programs to its executive officers, including medical and life insurance benefits, an employee stock ownership plan, an employee stock purchase plan, a supplemental deferred compensation plan and an employee savings plan with 401(k) features. These benefit programs are generally available to all employees of the Company.

  Chief Executive Officer Compensation

    Mr. Gullotti's annual base salary is $510,000 which, when added to potential performance based compensation, was an amount the Compensation Committee determined to be marketplace competitive and to result in compensation in the same range as similar amounts paid to chief executive officers by the comparable companies described above. During fiscal 1999, a bonus of $650,000 ($599,000 under the MIP based on achieving maximum goals for revenue and earnings and exceeding personal goals and $51,000 under the L-TIP) was accrued for Mr. Gullotti. Mr. Gullotti was granted options during the year to purchase 70,000 shares of the Company's Common Stock (45,000 under an employee stock option plan and 25,000 under the L-TIP). The Compensation Committee determined the size of the options granted in the same manner as described above for other executive officers.

  Tax Deductibility of Executive Compensation

    Section 162(m) of the Internal Revenue Code (the "Code") should not affect the deductibility of compensation paid to the Company's executive officers for the foreseeable future. The Company's employee stock option plans and the L-TIP comply with Section 162(m) so that compensation relating to stock options granted under the plans will not be counted toward the $1,000,000 limit on deductible compensation under Section 162(m). The Company has adopted a policy with respect to IRS Code Section 162(m) whereby cash compensation exceeding 162(m) limitations must be deferred to the Company's Supplemental Deferred Compensation Plan.

Dated April 25, 2000.	David C. Cox, Chairman
William J. Cadogan
John J. Rando
John E. Steuri
Members of the Compensation Committee

Summary Compensation Table

    The following table sets forth the cash and noncash compensation for each of the last three fiscal years awarded to or earned by the Chief Executive Officer of the Company and the four next most highly compensated executive officers of the Company.

Long-Term Compensation
	Annual Compensation						All Other Compensation
Restricted Stock Awards ($)(2)
Name and Principal Position	Fiscal Year			Other Annual Compensation		Securities Underlying Options
		Salary	Bonus(1)				ESP(3)	ESOP(3)
Russell A. Gullotti Chairman, President and Chief Executive Officer(4)	1999 1998 1997	$496,372 478,333 440,000	$650,000 525,000 481,000	$1,395 0 958	$0 1,054,688 2,078,906	70,000 77,000 147,200	$4,941 5,167 4,800	$6,721 9,740 5,031
Clive M. Hay-Smith Vice President	1999 1998 1997	215,255 198,676 178,901	161,298 145,839 130,922	0 0 0	0 0 0	19,500 21,200 44,800	0 0 0	0 0 0
Michael A. Morache Vice President	1999 1998 1997	221,891 204,167 187,500	200,100 160,166 139,203	2,723 0 0	0 0 0	20,000 22,200 46,200	5,013 5,043 4,433	6,721 9,740 4,893
David W. Smith Vice President	1999 1998 1997	226,465 207,500 191,250	179,773 136,910 118,756	1,237 1,260 1,217	0 0 0	20,000 22,200 47,600	5,020 5,044 4,794	6,721 9,740 5,514
Jeffrey W. Taylor Vice President and Chief Financial Officer	1999 1998 1997	221,891 205,000 191,750	200,100 140,243 127,725	0 0 0	0 0 0	19,000 21,000 44,800	5,015 5,035 4,788	6,721 9,740 5,445

(1)
Executive officers participate in the Company's MIP and L-TIP. Under these plans, cash incentive payments are made based on the Company's financial performance, business unit performance and individual performance criteria and the officer's base salary, following the fiscal year end. Based on the Company's fiscal 1999 financial performance, annual cash awards under the L-TIP of $51,000, $21,951, $23,000, $23,500 and $23,000 were accrued for Messrs. Gullotti, Hay-Smith, Morache, Smith and Taylor, respectively. The remainder of the bonus amounts were accrued under the MIP. Incentive payment amounts are shown in the fiscal year accrued.

(2)
The value of the restricted stock award shown in the table above is determined by multiplying the fair market value of the Company's Common Stock on the date of award by the number of shares awarded.

(3)
Compensation reported represents Company contributions under the Company's 401(k) Employees Savings Plan ("ESP") and Employee Stock Ownership Plan ("ESOP"). The value of the ESOP contribution was calculated based on the number of shares allocated to the participant valued at the fair market value of the shares on the last day of the plan year.

(4)
The Company has provided Mr. Gullotti with a supplemental executive retirement plan ("SERP") which, on retirement at age 65, would provide an annual benefit of $75,000. Reduced amounts would be paid on retirement between ages 55 and 65. Benefits payable under the SERP are unfunded and will be paid only from the general assets of the Company. The Company has agreed with Mr. Gullotti that if his employment with the Company is involuntarily terminated without cause, he will receive a severance package equal to two years base salary and bonus amounts.

    The Company has entered into severance arrangements with Messrs. Gullotti, Hay-Smith, Morache, Smith and Taylor. Pursuant to such agreements, each would receive a payment equal to twice his annual salary and bonus amounts plus excise tax imposed on the payment in the event he is terminated following a "change in control" of the Company (as defined in the agreements). In such event, any stock options or restricted stock awards granted to the executive officer would be immediately vested in full. The agreements, except for Mr. Gullotti's agreement, are terminable on each January 31 upon six months prior notice by the Company.

Stock Options

    The following tables summarize option grants and exercises during fiscal 1999 to or by the executive officers named in the Summary Compensation Table above, and the value of the options held by such persons at the end of fiscal 1999.

Option Grants in Fiscal 1999

Individual Grants
% of Total Options Granted to Employees in Fiscal 1999
Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term(3)
	# of Securities Underlying Options Granted			Exercise or Base Price ($/Sh)
Expiration Date
Name						0%	5%	10%
Russell A. Gullotti	25,000 45,000	(1) (2)	4 7%	$32.63 32.56	3/02/05 5/27/09	0 0	$277,433 921,456	$629,401 2,335,151
Clive M. Hay-Smith	8,000 11,500	(1) (2)	1 2	32.63 32.56	3/02/05 5/27/09	0 0	88,779 235,483	201,408 596,761
Michael A. Morache	8,000 12,000	(1) (2)	1 2	32.63 32.56	3/02/05 5/27/09	0 0	88,779 245,722	201,408 622,707
David W. Smith	8,000 12,000	(1) (2)	1 2	32.63 32.56	3/02/05 5/27/09	0 0	88,779 245,722	201,408 622,707
Jeffrey W. Taylor	7,500 11,500	(1) (2)	1 2	32.63 32.56	3/02/05 5/27/09	0 0	83,230 235,483	188,820 596,761

(1)
Options were awarded in fiscal 1999 under an L-TIP and vest in accordance with the discussion set forth in the Compensation Committee's Report on Executive Compensation.

(2)
Options were issued under the Company's employee stock option plans and vest at the rate of 20% after 12, 24, 36, 48 and 60 months.

(3)
The dollar amounts under these columns are the result of calculations at 0% and at the 5% and 10% rates set by the Commission and therefore are not intended to forecast possible future appreciation, if any, of the price of the Company's Common Stock.

Aggregated Option Exercises in Fiscal 1999 and
Value of Options at End of Fiscal 1999

Name	Number of Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at End of Fiscal 1999 Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at End of Fiscal 1999 Exercisable/Unexercisable(1)
Russell A. Gullotti	88,000	$2,776,200	64,000 / 302,200	$1,441,400 / $5,208,538
Clive M. Hay-Smith	6,000	151,095	27,400 / 85,100	657,277 / 1,471,135
Michael A. Morache	0	0	19,000 / 85,400	432,664 / 1,453,732
David W. Smith	7,200	197,100	30,200 / 89,600	731,252 / 1,559,836
Jeffrey W. Taylor	4,000	109,500	32,200 / 85,600	786,077 / 1,495,281

(1)
Value based on market value of the Company's Common Stock at date or exercise or end of fiscal 1999, minus the exercise price.

Comparable Stock Performance

    The graph below compares the cumulative total shareholder return on the Common Stock for the last five fiscal years with the cumulative total return of the S&P 500 Index and the Center for Research in Security Prices ("CRSP"), University of Chicago, Index for Nasdaq Computer and Data Processing Stocks (assuming the investment of $100 in the Company's Common Stock and each Index on January 31, 1995 and reinvestment of all dividends).

(1)
The Index for Nasdaq Computer and Data Processing Stocks (SIC 737) is maintained by CRSP.

(2)
Total return calculations for the S&P 500 Index were performed by CRSP.

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE